Item 77D - DWS Equity Dividend Fund (a series of DWS Value Series, Inc.)


Effective March 1, 2012, the Fund changed its name from DWS Strategic Value Fund to DWS Equity
Dividend Fund. Consistent with the name change, a change was made to the Fund's investment strategy to reflect that under normal circumstances the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in dividend-paying equity securities (mainly common stocks).



 For internal use only
T:\FUNDREPT\NSAR\MayNov\DWS Value Series, Inc\5-31-
2012\Exhibit 77D Equity Dividend Fund.docx
 For internal use only

 For internal use only